

September 15, 2021

Nikesh Arora
Chief Executive Officer
Palo Alto Networks, Inc.
3000 Tannery Way
Santa Clara, CA 95054

> **Re: Palo Alto Networks, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2021**
> **File No. 001-35594**

Dear Mr. Arora:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2021

General

1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Risk Factors, page 14

2. You generally refer to environmental laws and regulations concerning the hazardous material content of your products and the collection of and recycling of electrical and electronic equipment and disclose on page 13 of your Form 10-K that you aligned your carbon neutral goal to the Paris Agreement. Please tailor your disclosure to identify any other material existing climate change-related legislation, regulations, and international accords and describe any material effect on your business, financial condition, and results of operations.

3.   Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43</u>

4.   We note the disclosure in your annual report and proxy statement about enhancements you made during 2020 and 2021 to your environmental initiatives. Please quantify any material capital expenditures or compliance costs related to these initiatives.

5.   To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

- decreased demand for goods and services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
- increased demand for goods and services that result in lower emissions than competing products;
- increased competition to develop innovative new products and services that result in lower emissions; and
- any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

6.   If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include quantification of material weather-related damages to your property or operations and any weather-related impacts on the cost or availability of insurance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jose F. Macias